

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Wencan Tang
Chief Business Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

> **Re: YSMD, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 29, 2022**
> **File No. 024-12008**

Dear Wencan Tang:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Risk Factors, page 21

1.   We note your disclosure on page 21 stating that the Subscription Agreement requires investors to indemnify the company for any claim of brokerage commissions, finders' fees, or similar compensation. We also note paragraph 5 of the Subscription Agreement, which states that the investor "agrees to indemnify against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees...)" as well as other expenses. Please ensure the disclosure in the Preliminary Offering Circular is consistent with the disclosure in the Subscription Agreement.

Unaudited Pro Forma Combined Financial Statements, page F-11

2.   We note YSMD, LLC intends to enter into an agreement with its Manager which provides for management and asset management fees based upon a different fee structure

than is currently in place for 1742 Spruce Street, LLC. Please tell us why a pro forma adjustment has not been made for the new management agreement.

1742 Spruce Street LLC Audited Financial Statements, page F-16

3. Please provide audited financial statements for the year ended December 31, 2020 and interim financial statements for the six months ended June 30, 2022 and June 30, 2021 for 1742 Spruce Street LLC or tell us why you believe that these financial statements are not required. Refer to Part F/S, paragraph (b)(7) of Form 1-A.

General

4. Please file as an exhibit an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to Item 17 (12) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.